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                                                                 EXHIBIT (d)(8)

                             FOR IMMEDIATE RELEASE

                      ARKANSAS BEST CORPORATION COMPLETES
                    TENDER OFFER FOR SHARES OF TREADCO, INC.


         (Fort Smith, Arkansas, April 21, 1999) -- Arkansas Best Corporation (Nasdaq: ABFS; www.arkbest.com) announced today that it has completed its cash tender offer for the shares of the common stock of Treadco, Inc. (Nasdaq: TRED) at $9.00 net per share. The offer expired, as scheduled, at 12:00 midnight (New York City time) on Tuesday, April 20, 1999.

         As of the expiration of the offer, based on information provided from the Depositary, approximately 2,457,263 shares, including approximately 25,200 shares tendered by guaranteed delivery, of Treadco common stock had been tendered, not withdrawn and accepted for payment. Arkansas Best now owns approximately 98% of the outstanding shares of common stock of Treadco. Subject to the terms of the merger agreement between Arkansas Best and Treadco, shares of common stock of Treadco not tendered will be converted into the right to receive $9.00 per share pursuant to a second-step merger pursuant to which Treadco will become a wholly-owned subsidiary of Arkansas Best, which is currently anticipated to be completed by early June 1999.

         The foregoing release contains forward-looking statements that are based on current expectations and are subject to a number risks and uncertainties. Consummation of the merger are subject to a number of contingencies including the satisfaction of certain customary closing conditions.

                                 END OF RELEASE

Contacts:

    Mr. David E. Loeffler, Vice President, Chief Financial Officer and Treasurer
    Telephone:  (501) 785-6157

    Mr. David Humphrey, Director of Investor Relations
    Telephone:  (501) 785-6200